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                                                                    EXHIBIT 99.2

                  TRANSITIONAL HOSPITALS CORPORATION RESPONDS
                           TO VENCOR'S TENDER OFFER;
               POSTPONES DISTRIBUTION DATE UNDER RIGHTS AGREEMENT


     LAS VEGAS, NEVADA -- MAY 19, 1997 -- TRANSITIONAL HOSPITALS CORPORATION (NYSE: THY) today announced that its Board of Directors has determined that it would not be prudent at this time to take a position with respect to Vencor's tender offer which could result in the termination of the merger agreement with Select Medical Corporation. In making its decision the Board noted that it was taking steps to preserve the agreement with Select, while simultaneously exploring the possibility of consummating a transaction with Vencor at a higher price.

     In a letter to shareholders, Richard Conte, the Company's Chairman and Chief Executive Officer, explained that while the $16.00 price per share currently being offered by Vencor is significantly greater than the consideration shareholders would receive in the merger with Select, there are uncertainties and contingencies associated with Vencor's offer, including potential anti-trust considerations and issues relating to the payment of a termination fee to Select, that are beyond the control of the Company and could result in the termination of the offer.

     Mr. Conte said that according to the terms of the merger agreement with Select, if the Board were to recommend that shareholders accept Vencor's offer, Select would have the immediate right to terminate its merger agreement with the Company and receive payment of a $19,415,000 termination fee from the Company. Vencor has commenced litigation seeking to invalidate this fee.

     Mr. Conte said, "Since February 24, 1997, when we received Vencor's first written indication of interest in purchasing the Company at $11.50 per share, management, the Board and their advisors have worked diligently and have had discussions with over ten companies in order to achieve the greatest possible returns for our shareholders. The Board is committed to exploring all options and to obtaining the highest value for our shareholders."

     Mr. Conte added, "To that end, we have commenced discussions with Vencor regarding its offer, and Vencor has expressed a willingness to cooperate with the Company to resolve the uncertainties and contingencies, although there can be no assurances that these issues will be resolved in a timely fashion."

     The Company also announced that the Board has voted to postpone the "distribution date" under its Stockholder Rights Plan until the earlier of either June 3, 1997 or the date an acquiring person (as defined in the Stockholders Rights Plan) acquires 15% of the outstanding common stock.

     Pursuant to the Stockholder Rights Plan, following the distribution date, stockholders have the right to purchase 1/100th of a share of Series B Junior Participating Preferred Stock for $45.00. The Stockholder Rights Plan further provides that if Vencor were to acquire 15% of the outstanding common stock, stockholders, other than Vencor, would have the right to purchase common stock having a value of $90.00 for $45.00. Without the Board's action, the rights would have become exercisable on May 17, 1997 as a result of Vencor's tender offer. Vencor's tender offer expires on June 4, 1997.

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